UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                              FORM 12b-25
                       NOTIFICATION OF LATE FILING     SEC FILE NUMBER
                                                         0-25726
  (Check One):
  X Form 10-K     Form 20-F   Form 11-K   Form 10-Q   Form N-SAR

                  For Period Ended: December 31, 1996
                              Transition Report on Form 10-KSB
                              Transition Report on Form 20-F
                              Transition Report on Form 11-K
                              Transition Report on Form 10-Q
                              Transition Report on Form N-SAR

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  PART I - REGISTRANT INFORMATION

  Full Name of Registrant: SEPRAGEN CORPORATION

  Former Name if Applicable:

  Address of Principal Executive Office (Street and Number):
  Huntwood Drive, Hayward, California 94544                   30689

  PART II-RULES 12B-25(B) AND(C)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appro-priate)
       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
   X
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The Accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  Part III - NARRATIVE

  State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

       Due to reduced staff and resources, Registrant was unable to complete all accounting and due diligence work for the Report.


  Part IV - Other Information

  (1)  Name and telephone number of person to contact in regard to
       this notification:  Vinit Saxena        (510) 476-0650

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
       identify report(s):  Yes   X      No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be in-cluded in the subject report or portion thereof? Yes X No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          SEPRAGEN CORPORATION

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   Date: 3/28/97            By:   /s/ Vinit Saxena
                                President and CEO

  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.